November 14, 2001


Securities and Exchange Commission
450 Fifth Street NW
Washington, D.C. 20549-1004

ATTN:  Patsy Mengiste

RE:      Withdrawal of 485APOS
         (Accession Number 0000820027-01-500536)
         AXP Partners Series, Inc.
         CIK: 0001137342
         SEC File No. 333-57852

Dear Ms. Mengiste:

We hereby respectfully request withdrawal of the 485APOS filing made on behalf of AXP Partners Series, Inc. (CIK: 0001137342) and accepted by the Securities and Exchange Commission on November 13, 2001 (Accession Number 0000820027-01-500536). On November 13, 2001, our firm inadvertently sent the above referenced 485APOS under the wrong CIK instead of a 485APOS for a different file number as we had originally intended.

In order to correct the inaccurate EDGAR CIK, we hereby respectfully request that the following change be made to the EDGAR files:

o    Withdraw the 485APOS listed above (accession number: 0000820027-01-500536)

Regarding the originally intended filing, we made a 485APOS filing for File No. 2-11328 under the correct CIK. Thank you for your help in this matter. If you have any questions, please call me at (612) 671-3794.

Sincerely,



/s/ James M. Odland
--------------------
    James M. Odland
    Counsel